Exhibit 3.171

CERTIFICATE OF INCORPORATION

OF

COHOES OF FAYETTEVILLE, INC.

The undersigned, being a natural person of at least 18 years of age and acting as the incorporator of the corporation hereby being formed under the Business Corporation Law, certifies that:

FIRST: The name of the corporation is COHOES OF FAYETTEVILLE, INC.

SECOND: The corporation is formed for the following purpose or purposes:

The operation of men’s, women’s, and children’s clothing stores specializing in leather and suede jackets, pants, coats, boots, moccasins, belts, leather hides, purses, hats, furs, bags, gloves, vests, novelties, accessories, and related services.

To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The office of the corporation is to be located in the County of New York, State of New York.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is one thousand, all of which are of a par value of one dollar each, and all of which are of the same class.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon him is: c/o The Prentice-Hall Corporation System, Inc., 15 Columbus Circle, New York, New York 10023-7773.

SIXTH: The name and the address within the State of New York of the registered agent of the corporation are as follows:

NAME	ADDRESS
The Prentice-Hall Corporation System, Inc.	15 Columbus Circle New York, NY 10023-7773

Said registered agent is to be the agent of the corporation upon whom or upon which process against the corporation may be served.

SEVENTH: The duration of the corporation is to be perpetual.

EIGHTH: The corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation.

NINTH: The personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

Signed on January 6, 1993.

/s/ Athena Amaxas
Athena Amaxas, Incorporator
15 Columbus Circle
New York, New York 10023-7773

STATE OF NEW YORK

COUNTY OF NEW YORK

SS.:

On the date hereinafter set forth, before me came Athena Amaxas, to me known to be the individual who is described in, and who signed the foregoing certificate of incorporation, and she acknowledged to me that she signed the same.

Signed on January 6, 1993.

/s/ Merryl Wiener
Notary Public

Filed 1/8/1993 by the State of New York-Department of State.

Under Section 402 of the Business Corporation Law

Herbert S. Kassner, Esq.

870 United Nations Plaza

New York, New York 10017

2